

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 13, 2016

<u>Via E-mail</u>
John W. McRoberts
Chief Executive Officer and Chairman of the Board of Directors
MedEquities Realty Trust, Inc.
3100 West End Avenue, Suite 1000
Nashville, TN 37203

>   **Re: MedEquities Realty Trust, Inc**
>   **Amendment No. 4 to Registration Statement on Form S-11**
>   **Filed May 27, 2016**
>   **File No. 333-206490**

Dear Mr. McRoberts:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Non-GAAP Financial Measures</u>

<u>Adjusted Funds From Operations, page 87</u>

1.   Please amend your calculation of AFFO attributable to common stockholders to eliminate the reconciling items related to straight-line rent revenues and expenses. Refer to Compliance & Disclosure Interpretation Non-GAAP Financial Measures Question 100.04, updated May 17, 2016.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: David P. Slotkin, Esq.
        Morrison & Foerster LLP